SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

FINAL SYNTHETIC VOTING MAP

Items on the agenda of the Ordinary General Meeting held on

April 29, 2026

Resolution code	Description of the resolution	Resolution vote	Number of shares		(%) of Share Capital	(%) of the Total Number of Ordinary Shares	(%) of the Total Number of Preference Shares
			Number of Shares (Ordinary)	Number of Shares (Preferred)
Ordinary General Meeting

1

1	To examine, discuss, and vote on the Company’s Financial Statements, accompanied by the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council, and the Report of the Statutory Compliance and Audit Committee, for the fiscal year ended December 31, 2025.	APPROVALS	441,666,249	162,783,934	84.6%	99.1%	60.6%
		REJECTIONS	9	13,826,830	1.9%	0.0%	5.1%
		ABSTENTIONS	4,000,000	3,853,864	1.1%	0.9%	1.4%
2	To examine, discuss, and vote on the Management’s Report and the corresponding accounts of the administrators for the fiscal year ended December 31, 2025.	APPROVALS	441,666,249	162,739,120	84.6%	99.1%	60.6%
		REJECTIONS	9	13,840,328	1.9%	0.0%	5.2%
		ABSTENTIONS	4,000,000	3,855,140	1.1%	0.9%	1.4%
3¹	Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Eleição Majoritária	APPROVALS	438,761,575	154,944,237	83.1%	98.5%	57.7%
		REJECTIONS	-	-	0.0%	0.0%	0.0%
		ABSTENTIONS	-	-	0.0%	0.0%	0.0%

2

4	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	APPROVALS	441,666,249	158,382,763	84.0%	99.1%	58.9%
		REJECTIONS	9	19,173,919	2.7%	0.0%	7.1%
		ABSTENTIONS	4,000,000	2,907,944	1.0%	0.9%	1.1%
5	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	APPROVALS	2,792	2,941,277	0.4%	0.0%	1.1%
		REJECTIONS	-	336	0.0%	0.0%	0.0%
		ABSTENTIONS	4,000,029	14,651,924	2.6%	0.9%	5.5%

3

7	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	APPROVALS	1,298	-	0.0%	0.0%	0.0%
		REJECTIONS	2,902,871	-	0.4%	0.6%	0.0%
		ABSTENTIONS	4,000,300	-	0.5%	0.9%	0.0%

4

8	If it is verified that neither the holders of voting shares nor the holders of non voting or restricted voting preferred shares have reached, respectively, the quorum required under items I and II of paragraph 4 of Article 141 of the Brazilian Corporation Law, do you wish your vote to be aggregated to the votes of the non voting shares in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, as listed in this Ballot, are running in the separate election?	APPROVALS	2,902,192	-	0.4%	0.6%	0.0%
		REJECTIONS	2,391	-	0.0%	0.0%	0.0%
		ABSTENTIONS	4,000,100	-	0.5%	0.9%	0.0%

5

9	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	APPROVALS	-	14,055,301	1.8%	0.0%	4.1%
		REJECTIONS	-	4,497	0.0%	0.0%	0.0%
		ABSTENTIONS	-	2,736,657	0.3%	0.0%	0.8%
10	If it is verified that neither the holders of voting shares nor the holders of non voting or restricted voting preferred shares have reached, respectively, the quorum required under items I and II of paragraph 4 of Article 141 of Law No. 6,404/1976, do you wish your vote to be aggregated to the votes of the voting shares in order to elect to the Board of Directors the candidate with the highest number of votes among all those who, appearing in this distance voting ballot, are running in the separate election?	APPROVALS	-	20,836,857	2.6%	0.0%	6.0%
		REJECTIONS	-	1,535,608	0.2%	0.0%	0.4%
		ABSTENTIONS	-	3,147,924	0.4%	0.0%	0.9%

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11²	Nomination of candidates for chairman of the board of directors. - Magda Maria de Regina Chambriard	APPROVALS	438,761,575	154,944,237	83.1%	98.5%	57.7%
		REJECTIONS	-	-	0.0%	0.0%	0.0%
		ABSTENTIONS	-	-	0.0%	0.0%	0.0%
12³	Nomination of candidates for vice-chairman of the board of directors. - Héctor Núñez	APPROVALS	438,761,575	154,944,237	83.1%	98.5%	57.7%
		REJECTIONS	-	-	0.0%	0.0%	0.0%
		ABSTENTIONS	-	-	0.0%	0.0%	0.0%
13	Nomination of all the names that compose the slate. - Eleição Majoritária	APPROVALS	441,663,867	179,806,426	87.0%	99.1%	66.9%
		REJECTIONS	2,391	409,281	0.1%	0.0%	0.2%
		ABSTENTIONS	4,000,000	247,919	0.6%	0.9%	0.1%

7

14	If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?	APPROVALS	2,902,092	3,408,396	0.9%	0.7%	1.3%
		REJECTIONS	2,391	19,139,337	2.7%	0.0%	7.1%
		ABSTENTIONS	4,000,200	2,972,658	1.0%	0.9%	1.1%
15	Do you wish to request the separate election, by minority shareholders holding common shares, of a member of the Fiscal Council, pursuant to Article 161, §4, item (a), of the Brazilian Corporations Law?	APPROVALS	4,002,492	-	0.6%	0.9%	0.0%
		REJECTIONS	29	-	0.0%	0.0%	0.0%
		ABSTENTIONS	2,902,162	-	0.4%	0.7%	0.0%

8

16	Would you like to request the separate election, by minority shareholders holding preferred shares, of a member of the Fiscal Council, pursuant to Article 161, §4, a, of the Brazilian Corporations Law?	APPROVALS	-	21,093,280	3.0%	0.0%	7.9%
		REJECTIONS	-	71,992	0.0%	0.0%	0.0%
		ABSTENTIONS	-	4,355,119	0.6%	0.0%	1.6%
17	To fix the annual and global compensation for the administrators and members of the Fiscal Council of the Company for the fiscal year ending December 31, 2026.	APPROVALS	441,665,249	167,360,041	85.3%	99.1%	62.3%
		REJECTIONS	1,009	12,821,513	1.8%	0.0%	4.8%
		ABSTENTIONS	4,000,000	282,772	0.6%	0.9%	0.1%
18	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).	APPROVALS	4,000,020	5,022,540	1.3%	0.9%	1.9%
		REJECTIONS	9	1,645,207	0.2%	0.0%	0.6%
		ABSTENTIONS	100	18,827,628	2.6%	0.0%	7.0%

9

19	Nomination of candidates to the supervisory board by shareholders holding preferred shares without voting rights or with restricted voting rights - Wilfredo João Vicente Gomes / Octavio René Lebarbenchon Neto	APPROVALS	-	110,061	0.0%	0.0%	100.0%
		REJECTIONS	-	-	0.0%	0.0%	0.0%
		ABSTENTIONS	-	-	0.0%	0.0%	0.0%

¹²³ As a result of the replacement of candidates comprising the slate of nominees submitted by shareholders Novonor and Petrobras for the election of the Company’s Board of Directors, as disclosed in the Shareholders’ Notice released by the Company on April 28, 2026, the votes corresponding to: (i) 6,904,683 common shares and 25,520,389 preferred shares in item 3; (ii) 6,904,683 common shares and 25,510,385 preferred shares in item 11; and (iii) 6,904,683 common shares and 25,520,389 preferred shares in item 12 were not taken into account.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.